Exhibit 99.1

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	As of June 30,	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	13,468	25,621
Deposit	4,257	-
Trade accounts receivable	184	456
Inventory	2,651	1,955
Prepaid expenses and other receivables	1,003	2,290
Total current assets	21,563	30,322

NON-CURRENT ASSETS
Prepaid expenses and other long-term assets	330	333
Right of use assets	818	913
Property and equipment, net	1,102	713
Total non-current assets	2,250	1,959

TOTAL ASSETS	23,813	32,281

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	937	881
Lease liabilities	195	224
Other current liabilities	3,194	2,915
Total current liabilities	4,326	4,020

NON-CURRENT LIABILITIES
Long-term lease liabilities	542	685
Other long-term liabilities	69	618
Total non-current liabilities	611	1,303

TOTAL LIABILITIES	4,937	5,323

SHAREHOLDERS’ EQUITY
Ordinary shares, No par value; Authorized 2,500,000,000 shares; Issued and outstanding: 36,814,554 and 35,780,335 shares as of June 30, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	86,275	85,389
Accumulated deficit	(67,399)	(58,431)
Total shareholders’ equity	18,876	26,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,813	32,281

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2022	2021

Revenues	4	1,512	2,073
Cost of revenues		694	880
Gross profit		818	1,193

Research and development expenses		4,649	2,730
Sales and marketing expenses		1,533	625
General and administrative expenses		3,342	1,584
Operating loss		8,706	3,746

Financial expenses (income), net		262	101

Net loss and comprehensive loss		8,968	3,847

Basic and diluted net loss per share		0.244	0.156

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		36,814,382	24,696,706

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Treasury shares		Pre- funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity
Balance as of January 1, 2022	35,780,335	-	-	-	1,034,000	-	85,389	(58,431)	26,958

Share-based compensation related to options granted	-	-	-	-	-	-	885	-	885
Options exercised	219	-	-	-	-	-	-	-	-
Pre- funded warrants exercised	1,034,000	-	-	-	(1,034,000)	-	1	-	1
Loss for the period	-	-	-	-	-	-	-	(8,968)	(8,968)

Balance as of June 30, 2022	36,814,554	-	-	-	-	-	86,275	(67,399)	18,876
Balance as of January 1, 2021	20,218,220	-	(5,434)	(41)	-	-	54,225	(48,536)	5,648

Issuance of ordinary shares, net(*)	11,485,697	-	-	-	-	-	14,586	-	15,586
Options exercised ordinary shares	69,018	-	-	-	-	-	56	-	56
Share-based compensation related to options granted to employees	-	-	-	-	-	-	184	-	184
Cancelation of treasury shares	-	-	5,434	41	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	-	(3,847)	(3,847)

Balance as of June 30, 2021	31,772,935	-	-	-	-	-	69,010	(52,383)	16,627

(*)	Net of issuance cost of approximately $414

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2022	2021

Cash flows from operating activities:
Net loss	(8,968)	(3,847)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	104	50
Share-based compensation	885	184
Exchange rate changes in cash and cash equivalents and short time deposits	562	97

Changes in assets and liabilities:
Decrease in trade accounts receivable	272	-
Increase in inventory	(696)	(401)
Decrease (increase) in prepaid expenses and other receivables	1,287	(103)
Decrease in right of use assets	95	19
Increase in trade accounts payable	56	159
Decrease in lease liabilities	(172)	(59)
Increase in other current liabilities	279	368
Decrease in other long-term liabilities	(549)	(28)
Net cash used in operating activities	(6,845)	(3,561)

Cash flows from investing activities:
Realization (investment in) of deposits	(4,277)	4,621
Investment in long term deposits	-	(295)
Purchase of property and equipment	(493)	(247)
Net cash provided by (used in) investing activities	(4,770)	4,079

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance cost	-	14,586
Exercise of pre-funded warrants	1	-
Exercise of options to ordinary shares	-	56
Net cash provided by financing activities	1	14,642

Increase (decrease) in cash and cash equivalents	(11,614)	15,160
Cash and cash equivalents beginning of the year	25,621	3,502
Effect of foreign exchange rate on cash and cash equivalents	(539)	(49)
Cash and cash equivalents end of the year	13,468	18,613

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

A.	Description of the Company:

IceCure Medical Ltd. (“IceCure Medical Ltd.”, the “Company”, “we” or “our”) is a medical device company incorporated in Israel.

The Company’s ordinary shares are listed on NASDAQ and the Tel Aviv Stock Exchange.

Since its establishment, IceCure Medical Ltd., and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary”), IceCure Medical HK Limited, in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary, and together with the Company, the US Subsidiary and the Hong Kong Subsidiary, the “Group”), have been engaged in the research, development and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen cryoablation technology, as an alternative to surgical intervention to remove the tumor. The Company received regulatory approvals for marketing its products in the United States, Europe and other territories.

The US Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in business development, marketing, clinical trial management and sale of the Company’s products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020, and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operation on January 1, 2021 and is engaged in business development and obtaining regulatory approvals for the Company’s products in China.

The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize its technology, obtaining regulatory approvals and other risks. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern:

As of June 30, 2022, the Company has accumulated losses of $67,399. In the six months ended June 30, 2022, the Company generated losses of $8,968 and negative cash flows from operating activities of $6,845.

To date, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources, sales of its products, and through additional raising of capital. As of August 31, 2022, the Company’s cash, cash equivalents and short-term deposits were $15,388.

Management expects that its cash, cash equivalents and short-term deposits, as of the issuance date of the financial statements, will be sufficient for 12 months of operations.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these condensed interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year.

B.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

D.	New Accounting Pronouncements Not Yet Effective:

In August 2020, the FASB (Financial Accounting Standards Board) issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU No. 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. ASU No. 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share and requires the if-converted method. This new standard will be effective for us in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this standard on our financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, Income Taxes and is meant to simplify and reduce the cost of accounting for income taxes. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022. We are currently reviewing this standard but do not expect that it will have a material impact on our financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - SHAREHOLDERS’ EQUITY

A.	On January 12, 2022, the Company granted 1,720,660 options to purchase an aggregate of 1,720,660 ordinary shares to 59 optionees of the Company, as follows: (i) 333,992 options to the Company’s CEO, the Chairman of the board of directors and a member of the board of directors; (ii) 443,674 options to five officers of the Company; and (iii) 942,994 options to 51 employees of the Company, at an exercise price of $3.63 per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the balance will vest in 12 equal quarterly installments over a period of three years from January 12, 2022. The options granted to the 51 employees will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

B.	On March 23, 2022, the Company granted 30,434 options to purchase an aggregate of 30,434 ordinary shares to five officers of the Company, as follows: (i) 13,720 options for the Company’s CEO; and (ii) 16,714 options for four officers, at an exercise price of $1.98 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from March 23, 2022. The options are exercisable for 10 years from the date of grant

C.	On June 3, 2022, 1,034,000 pre-funded warrants issued as part of our public offering that closed on December 8, 2021 were exercised into 1,034,000 ordinary shares at an exercise price of $0.001 per share.

NOTE 4 - REVENUES

The Company’s revenues are derived primarily from the sale of consoles and disposables. Revenues from warranty and services are not material and therefore are included in revenue from consoles in the following table.

Composition:

	Six months ended June 30,	Six months ended June 30,
	2022	2021

Consoles	361	695
Disposables	667	556
Exclusive distribution agreement	484	822
	1,512	2,073

NOTE 5 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to June 30, 2022:

A.	On July 4, 2022, the Company granted 55,222 options to purchase an aggregate of 55,222 ordinary shares to a consultant of the company, at an exercise price of NIS 6.208 (approximately $1.76) per share. The options will vest as follows: 8 equal quarterly installments over a period of two years from October 4, 2022. The options are exercisable for 10 years from the date of grant

B.	On July 18, 2022, the Company issued 21,000 restricted ordinary shares to a consultant of the Company. The shares shall be restricted from any offer, sale, contract for sale, encumbrance, grant any options for the sale of or otherwise disposed for a period of 12 months from July 1, 2022.